UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  April 1, 2003 to June 30, 2003


In the Matter of:
AEP Utilities, Inc.
 (Formerly known as Central and South West Corporation)
AEP Credit, Inc.


         1. AEP Credit, Inc. (AEP Credit) hereby files a balance sheet as of June 30, 2003, statements of income for the three and twelve-month periods ended June 30, 2003, and 2002, and notes to the financial statements as Exhibit 1 attached hereto.

         2. AEP Credit is currently providing low-cost financing for American Electric Power's (AEP's) electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", allowing the receivables to be removed from AEP Credit's balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles. At June 30, 2003, AEP Credit had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $502 million was outstanding. The bank commitment was extended to July 23, 2004. On June 30, 2003, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.3337%. On June 30, 2003, AEP Credit had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $69 million at a rate of 1.9844%. On June 30, 2003, the overall composite rate of funding accounts receivable purchases was 1.3964%.

         Any receivables eligible for sale on AEP Credit's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

         3. AEP Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for AEP Credit's indebtedness for the period from April 1, 2003 through June 30, 2003 and AEP Credit's capital structure at June 30, 2003. AEP Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

         4. With respect to affiliated companies, Appalachian Power (AP), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Kingsport (KGP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), and Southwestern Electric Power Company (SWEPCO), AEP Credit hereby certifies that the allowed returns on common equity for the period from April 1, 2003 through June 30, 2003 were unchanged in all regulatory jurisdictions from the previous certificate of notification. AEP Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. AEP Credit hereby files as Exhibit 7 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period April 1, 2003 through June 30, 2003.

         6. Copy of the audited annual financial statements for the years ended December 31, 2002 and 2001. [Exhibit 8]

         7. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of AEP Utilities, Inc. (AEP Utilities) [formerly known as Central and South West Corporation (CSW)] and AEP Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, December 16, 1994, March 11, 1997 and December 21, 2000, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, AEP Texas Central Company (formerly known as Central Power and Light Company) and AEP Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

         8. Chart of accounts and accounting system procedures of AEP Credit as maintained by American Electric Power Service Corporation (AEPSC). [Exhibit 9]

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 14th day of August, 2003.




                          By : /s/ Geoffrey S. Chatas
                               ------------------------
                                   Geoffrey S. Chatas
                                     Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-3755



                                                  EXHIBIT INDEX

                                                  -------------


   Exhibit                                          Exhibit                                           Transimssion
   Number                                                                                                Method
   -------                                          -------                                           ------------

1              Unaudited balance sheet as of June 30, 2003, Unaudited statements of income for     Electronic
               the three and Twelve month periods ended June 30, 2003 and 2002 and unaudited notes to the financial statements.

2              Earnings coverage for the period from April 1, 2003 through June 30, 2003 and       Electronic
               capital structure at June 30, 2003.

3              Twelve month "rolling" average as of the end of each month of outstanding           Electronic
               accounts receivable of affiliated companies.

4              Discount calculation for affiliated companies for the three months ended            Electronic
               June 30, 2003.

5              Analysis of the allowed returns on common equity for affiliated companies at        Electronic
               June 30, 2003.

6              Factoring expense savings for the affiliated companies for the three months         Electronic
               ended June 30, 2003.

7              Any state regulatory commission decision or analysis addressing the effect of the   Electronic
               factoring of AEP System accounts receivable rates which were issued during the period April 1, 2003 through June 30, 2003.

8              Copy of the audited annual financial statements for  the year ended December 31,    Electronic
               2002.

9              Chart of accounts and accounting system procedures for AEP Credit.                  Electronic


                                                                 EXHIBIT 1
                                                               Page 1 of 4


                                AEP CREDIT, INC.

                              STATEMENTS OF INCOME

                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                 (in thousands)
                                  (Unaudited)

                                            Three Months       Twelve Months
                                               Ended               Ended
                                          2003       2002      2003     2002
                                          ----       ----      ----     ----

OPERATING REVENUES                      $ 9,537    $13,574   $48,760  $128,173

OPERATING EXPENSES:
   Interest                                 221        265       936    25,373
   Provision for Bad Debts                5,578      8,822    30,788    49,505
   Loss on Sale of Accounts
    Receivable                            1,769      2,976     8,242     7,109
   Credit Line Fees                         444      1,041     1,465     4,684
   General and Administrative               210        248       572     1,071
                                       --------    -------   -------  --------

          Total Operating Expenses        8,222     13,352    42,003    87,742
                                       --------    -------   -------  --------

OPERATING INCOME                          1,315        222     6,757    40,431

OTHER INCOME:
  Interest Income                          -          -            1        13
                                       --------    -------   -------  --------

INCOME BEFORE INCOME TAXES                1,315        222     6,758    40,444
                                       --------    -------   -------  --------

INCOME TAX EXPENSE (CREDIT):
  Current                                   749      1,095     6,772    13,357
  Deferred                                 (144)    (1,082)   (3,542)    1,723
                                       --------     ------   -------  --------

          Total Income Tax Expense          605         13     3,230    15,080
                                       --------    -------   -------  --------

NET INCOME                             $    710    $   209   $ 3,528  $ 25,364
                                       ========    =======   =======  ========

The accompanying notes to financial statements are an integral part of these statements.

                                                           EXHIBIT 1
                                                         Page 2 of 4

                                AEP CREDIT, INC.

                                 BALANCE SHEETS

                               AS OF JUNE 30, 2003
                                 (in thousands)
                                  (Unaudited)


    ASSETS

    CURRENT ASSETS:
     Retained Interest in Accounts Receivable Sold                $ 92,071
     Unsold Accounts Receivable                                     63,036
     Allowance For Uncollectible Accounts Retained                 (17,463)
     Accrued Tax Benefit                                               397
                                                                  --------

            Total Current Assets                                   138,041
                                                                  --------

    OTHER ASSETS:
      Deferred Income Taxes                                          9,566
      Other                                                             12
                                                                  --------

            Total Other Assets                                       9,578
                                                                  --------

              TOTAL ASSETS                                        $147,619
                                                                  ========

    LIABILITIES AND STOCKHOLDER'S EQUITY

    CURRENT LIABILITIES:
      Short-term Debt - Affiliated                                $ 69,495
      Accounts Payable - Affiliated                                  2,387
      Accounts Payable - Nonaffiliated                              30,683
      Unearned Revenue                                               1,657
      Other Liabilities                                                357
                                                                  --------

            Total Current Liabilities                              104,579
                                                                  --------

    DEFERRED CREDITS                                                12,546
                                                                  --------

    STOCKHOLDER'S EQUITY:
      Common Stock, No Par; 1,000 Shares
        Authorized; 308 Shares Issued and
        Outstanding as of June 30, 2003                                  1
      Additional Paid-in Capital                                    30,493
                                                                  --------

            Total Stockholder's Equity                              30,494
                                                                  --------

              TOTAL LIABILITIES AND
                STOCKHOLDER'S EQUITY                              $147,619
                                                                  ========

The accompanying notes to financial statements are an integral part of these statements.

                                                               EXHIBIT 1
                                                             Page 3 of 4

                                AEP CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 2003 AND 2002

                                  (Unaudited)
1.  GENERAL:


The accompanying unaudited financial statements should be read in conjunction with the 2002 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.


2.  SHORT-TERM DEBT:


The Company is currently providing low-cost financing for American Electric Power Company's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", allowing the receivables to be removed from the Company's balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles.

At June 30, 2003, the Company had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $502 million was outstanding. The bank commitment was extended to July 23, 2004. On June 30, 2003, the average variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.3337%. On June 30, 2003, the Company had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $69 million at a rate of 1.9844%. On June 30, 2003, the overall composite rate of funding accounts receivable purchases was 1.3964%.

Any receivables eligible for sale on the Company's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

                                                                   EXHIBIT 1
                                                                 Page 4 of 4


Additional information related to the sale of receivables is as follows:



                                                              $s in Millions
                                                                (Unaudited)
                                                              --------------
   Proceeds from Sale of Accounts  Receivable  during               $1,290
   the 3 months ended June 30, 2003

   Proceeds from Sale of Accounts  Receivable  during                5,445
   the 12 months ended June 30, 2003

   Accounts  Receivable Eligible for Sale and Pledged                   75
   as Collateral as of June 30, 2003

   Deferred Revenue from Servicing Accounts Receivable                   1
   as of June 30, 2003

   Gain/(Loss) on Sale of Accounts Receivable during                    (2)
   the 3 months ended June 30, 2003

   Gain/(Loss) on Sale of Accounts Receivable during                    (8)
   the 12 months ended June 30, 2003

   Average  Variable  Discount  Rate to the  Conduits                1.39%
   during the 3 months ended June 30, 2003

   Average  Variable  Discount  Rate to the  Conduits                1.63%
   during the 12 months ended June 30, 2003




                                                                                                                 EXHIBIT 2
                                                                                                               Page 1 of 2

                                                            AEP CREDIT, INC.
                                                           EARNINGS COVERAGE
                                                    (in thousands, except ratios)
                                                             (Unaudited)

                                                                                          2003

                                                                     April                 May                    June
                                                                     -----                 ---                    ----

Net Income                                                            $481               $(154)                   $383
Income Taxes                                                           339                  (3)                    269
Interest Expense/
  Credit Line Fees                                                     164                 325                     176
                                                                     -----               -----                    ----

Earnings                                                              $984               $ 168                    $828
                                                                      ====               =====                    ====

Interest Expense/                                                     $164               $ 325                    $176
  Credit Line Fees

Ratio of Earnings
  To Fixed Charges                                                    6.00                0.51                    4.70


                                   CAPITAL STRUCTURE
                                     JUNE 30, 2003
                                     (in thousands)
                                      (Unaudited)


Short-Term Debt (Non-Affiliated)                       $  -                0%

Intercompany Loan (Short-term Debt - Affiliated)        69,495            70%

Common Equity                                           30,494            30%

                                                ---------------   ------------
Total                                                  $99,989           100%
                                                ===============   ============

                                                                    EXHIBIT 2
                                                                  Page 2 of 2





                          CAPITAL STRUCTURE ADJUSTED FOR

                         ACCOUNTS RECEIVABLE SOLD TO BANKS

                                  JUNE 30, 2003
                                 (in thousands)
                                   (Unaudited)



Accounts Receivable Sold to Banks                  $502,000        83%

Intercompany Loan (Short-term Debt - Affiliated)     69,495        12%

Common Equity                                        30,494         5%
                                                   --------       ----

Total                                              $601,989       100%


                                                                                                                       EXHIBIT 3

                                                          AEP CREDIT, INC.
                                     AVERAGE TWELVE-MONTH "ROLLING" ACCOUNTS RECEIVABLE BALANCES
                                                           (in thousands)
                                                             (Unaudited)



                                                Twelve Months        Twelve Months     Twelve Months
                                                    Ended                Ended             Ended
                                               April 30, 2003        May 31, 2003      June 30, 2003
                                              ----------------     ----------------   ---------------
           AFFILIATES
----------------------------------

AP                                                   $ 64,572             $ 64,981          $ 65,282
CSP                                                   109,942              109,342           108,760
IM                                                    104,104              104,505           104,746
KGP                                                     7,219                7,299             7,350
KP                                                     27,925               28,052            28,180
OP                                                    114,446              114,385           114,386
PSO                                                    84,369               88,759            93,499
SWEPCO                                                 79,135               78,588
                                                                                              78,552
                                              ----------------     ----------------   ---------------

Total Affiliates:                                    $591,712             $595,911          $600,755
                                              ================     ================   ===============

                                                                   EXHIBIT 4
                                                                 Page 1 of 8

                           APPALACHIAN POWER COMPANY
                             DISCOUNT CALCULATION
                       THREE MONTHS ENDED JUNE 30, 2003
                                  (Unaudited)




                                                         Discount
                                                        Calculation
                                                     ------------------


Weighted Cost of Capital (Annualized)                         0.015536
Average Days Outstanding                                         34.56
                                                     ------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                           0.001471
Collection Experience Factor                                  0.001910
Agency Fee Rate                                               0.020000
                                                     ------------------

Total Discount Factor                                         0.023381
                                                     ==================



ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                       1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)                    10.8500%
TAX RATE                                                 38.0000%
DEBT RATIO                                               95.0000%
EQUITY RATIO                                              5.0000%

                                                             EXHIBIT 4
                                                           Page 2 of 8




                           COLUMBUS SOUTHERN POWER COMPANY
                                 DISCOUNT CALCULATION
                           THREE MONTHS ENDED JUNE 30, 2003
                                     (Unaudited)




                                                                Discount
                                                              Calculation
                                                          --------------------


Weighted Cost of Capital (Annualized)                                0.016434
Average Days Outstanding                                                35.94
                                                          --------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                                  0.001618
Collection Experience Factor                                         0.006112
Agency Fee Rate                                                      0.020000
                                                          --------------------

Total Discount Factor                                                0.027730
                                                          ====================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                 1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)                              12.4600%
TAX RATE                                                           38.0000%
DEBT RATIO                                                         95.0000%
EQUITY RATIO                                                        5.0000%

                                                               EXHIBIT 4
                                                             Page 3 of 8


                       INDIANA MICHIGAN POWER COMPANY
                            DISCOUNT CALCULATION
                      THREE MONTHS ENDED JUNE 30, 2003
                                 (Unaudited)




                                                Discount        Discount
                                               Calculation    Calculation

                                                 Indiana        Michigan
                                             --------------- ---------------


Weighted Cost of Capital (Annualized)          0.016177          0.016736
Average Days Outstanding                          35.00             40.14
                                             -----------     -------------
Weighted Cost of Capital (Average
  Days Outstanding)                            0.001551          0.001841
Collection Experience Factor                   0.002856          0.002659
Agency Fee Rate                                0.020000          0.020000
                                             -----------     -------------

Total Discount Factor                          0.024407          0.024500
                                             ===========     =============


ASSUMPTIONS

INTEREST RATE                                   1.4385%           1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)          12.0000%          13.0000%
TAX RATE                                       38.0000%          38.0000%
DEBT RATIO                                     95.0000%          95.0000%
EQUITY RATIO                                    5.0000%           5.0000%

                                                                  EXHIBIT 4
                                                                Page 4 of 8

                                   KINGSPORT
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED JUNE 30, 2003
                                   (Unaudited)




                                                           Discount
                                                          Calculation
                                                      -------------------


    Weighted Cost of Capital (Annualized)                       0.016177
    Average Days Outstanding                                       36.38
                                                      -------------------
    Weighted Cost of Capital (Average
      Days Outstanding)                                         0.001613
    Collection Experience Factor                                0.003325
    Agency Fee Rate                                             0.020000
                                                      -------------------

    Total Discount Factor                                       0.024938
                                                      ===================






    ASSUMPTIONS

    INTEREST RATE AND PURCHASE DISCOUNT                          1.4385%
    RETAIL ROCE (RETURN ON COMMON EQUITY)                       12.0000%
    TAX RATE                                                    38.0000%
    DEBT RATIO                                                  95.0000%
    EQUITY RATIO                                                 5.0000%

                                                                   EXHIBIT 4
                                                                 Page 5 of 8

                             KENTUCKY POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED JUNE 30, 2003
                                   (Unaudited)




                                                               Discount
                                                              Calculation
                                                           ------------------


Weighted Cost of Capital (Annualized)                               0.015898
Average Days Outstanding                                               38.75
                                                           ------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                                 0.001688
Collection Experience Factor                                        0.004730
Agency Fee Rate                                                     0.020000
                                                           ------------------

Total Discount Factor                                               0.026418
                                                           ==================



ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                  1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)                               11.5000%
TAX RATE                                                            38.0000%
DEBT RATIO                                                          95.0000%
EQUITY RATIO                                                         5.0000%

                                                                   EXHIBIT 4
                                                                 Page 6 of 8

                              OHIO POWER COMPANY
                             DISCOUNT CALCULATION
                       THREE MONTHS ENDED JUNE 30, 2003
                                  (Unaudited)




                                                      Discount
                                                    Calculation
                                                ---------------------


Weighted Cost of Capital (Annualized)                       0.016630
Average Days Outstanding                                       34.30
                                                ---------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                         0.001563
Collection Experience Factor                                0.004294
Agency Fee Rate                                             0.020000
                                                ---------------------

Total Discount Factor                                       0.025857
                                                =====================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                          1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)                       12.8100%
TAX RATE                                                    38.0000%
DEBT RATIO                                                  95.0000%
EQUITY RATIO                                                 5.0000%

                                                                EXHIBIT 4
                                                              Page 7 of 8

                        PUBLIC SERVICE COMPANY OF OKLAHOMA
                              DISCOUNT CALCULATION
                         THREE MONTHS ENDED JUNE 30, 2003
                                   (Unaudited)

                                                      Discount
                                                    Calculation
                                                ---------------------


Weighted Cost of Capital (Annualized)                       0.015619
Average Days Outstanding                                       35.40
                                                ---------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                         0.001515
Collection Experience Factor                                0.002164
Agency Fee Rate                                             0.020000
                                                ---------------------

Total Discount Factor                                       0.023679
                                                =====================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                          1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)                       11.0000%
TAX RATE                                                    38.0000%
DEBT RATIO                                                  95.0000%
EQUITY RATIO                                                 5.0000%

                                                                                                               Exhibit 4
                                                                                                             Page 8 of 8


                                                         SOUTHWESTERN ELECTRIC POWER COMPANY
                                                                DISCOUNT CALCULATION
                                                          THREE MONTHS ENDED JUNE 30, 2003
                                                                     (Unaudited)




                                                                             Discount            Discount            Discount
                                                                            Calculation        Calculation         Calculation

                                                                             Arkansas           Louisiana             Texas
                                                                         ------------------  -----------------   -----------------


Weighted Cost of Capital (Annualized)                                             0.015479           0.015675            0.018243
Average Days Outstanding                                                             31.95              34.30               28.90
                                                                         ------------------  -----------------   -----------------
Weighted Cost of Capital (Average
  Days Outstanding)                                                               0.001355           0.001473            0.001444
Collection Experience Factor                                                      0.003420           0.003760            0.002899
Agency Fee Rate                                                                   0.020000           0.020000            0.020000
                                                                         ------------------  -----------------   -----------------

Total Discount Factor                                                             0.024775           0.025233            0.024343
                                                                         ==================  =================   =================




ASSUMPTIONS

INTEREST RATE AND PUCHASE DISCOUNT                                                 1.4385%            1.4385%             1.4385%
RETAIL ROCE (RETURN ON COMMON EQUITY)                                             10.7500%           11.1000%            15.7000%
TAX RATE                                                                          38.0000%           38.0000%            38.0000%
DEBT RATIO                                                                        95.0000%           95.0000%            95.0000%
EQUITY RATIO                                                                       5.0000%            5.0000%             5.0000%


                                                                 EXHIBIT 5

                          AEP CREDIT, INC.
                  ALLOWED RETURNS ON COMMON EQUITY
                  THREE MONTHS ENDED JUNE 30, 2003
                            (Unaudited)

                                                           ALLOWED
                                                            RETURN
                                                         -------------


AP RETAIL                                                    10.8500%

CSP RETAIL                                                   12.4600%

I&M RETAIL
  - INDIANA                                                  12.0000%
  - MICHIGAN                                                 13.0000%

KGP RETAIL                                                   12.0000%

KP RETAIL                                                    11.5000%

OPC RETAIL                                                   12.8100%

PSO RETAIL                                                   11.0000%

SWEPCO RETAIL
   - ARKANSAS                                                10.7500%
   - LOUISIANA                                               11.1000%
   - TEXAS                                                   15.7000%




                                                                                                              EXHIBIT 6

                                                          AEP CREDIT, INC.
                                                        AFFILIATED COMPANIES
                                                      FACTORING EXPENSE SAVINGS
                                                  THREE MONTHS ENDED JUNE 30, 2003
                                                           (in thousands)
                                                             (Unaudited)




                                        20%                             5%
                                      EQUITY                          EQUITY                       SAVINGS
                             --------------------------     ---------------------------   ---------------------------
   AFFILIATES
------------------

AP                                              $  754                          $  368                        $  386
CSP                                              1,230                             572                           658
IM                                               1,292                             606                           686
KGP                                                 92                              43                            49
KP                                                 337                             162                           175
OP                                               1,469                             677                           792
PSO                                              1,146                             557                           589
SWEPCO                                             944                             435                           509
                             --------------------------     ---------------------------   ---------------------------

Total Affiliates:                               $7,264                          $3,420                        $3,844
                            ==========================     ===========================   ===========================



                                                              EXHIBIT 7

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period April 1, 2003 through June 30, 2003:

None

                                                               Exhibit 8
                                                            Page 1 of 10












                                AEP CREDIT, INC.


                              FINANCIAL STATEMENTS
            AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                   TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                                                                    Exhibit 8
                                                                 Page 2 of 10

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of AEP Credit, Inc.:

We have audited the accompanying balance sheets of AEP Credit, Inc. (the "Company") as of December 31, 2002 and 2001 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Credit, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Columbus, Ohio
February 14, 2003

                                                                 Exhibit 8
                                                              Page 3 of 10

                                AEP CREDIT, INC.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                 (in thousands)

                                                         2002        2001
                                                         ----        ----

    OPERATING REVENUES                                $ 59,114    $172,720

    OPERATING EXPENSES:
       Interest                                          1,002      57,425
       Provision for Bad Debts                          36,661      57,771
       Loss on Sale of Accounts Receivable               4,060       7,611
       Credit Line Fees                                  2,763       4,945
       General and Administrative                          989       1,960
                                                      --------    --------

              Total Operating Expenses                  45,475     129,712
                                                      --------    --------

    OPERATING INCOME                                    13,639      43,008

    OTHER INCOME:
      Interest Income                                        9           4
                                                      --------    --------

    INCOME BEFORE INCOME TAXES                          13,648      43,012
                                                      --------    --------

    INCOME TAX EXPENSE (CREDIT):
      Current                                            6,991      14,466
      Deferred                                          (1,651)      1,341
                                                      --------    --------

              Total Income Taxes                         5,340      15,807
                                                      --------    --------

    NET INCOME                                        $  8,308    $ 27,205
                                                      ========    ========

The accompanying notes to financial statements are an integral part of these statements.

                                                                    Exhibit 8
                                                                 Page 4 of 10

                                AEP CREDIT, INC.

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 2002 AND 2001
                                 (in thousands)

                                                          2002         2001
                                                          ----         ----

    ASSETS

    CURRENT ASSETS:
     Retained Interest in Accounts Receivable Sold    $   92,463  $  161,357
     Unsold Accounts Receivable - Affiliated              35,468      73,354
     Unsold Accounts Receivable - Nonaffiliated             -         49,273
     Allowance For Uncollectible Accounts Retained       (16,967)    (17,578)
                                                      ----------  ----------

            Total Accounts Receivable                    110,964     266,406
                                                      ----------  ----------

    OTHER ASSETS:
      Deferred Income Taxes                                9,392       7,741
      Other                                                 -            663
                                                      ----------  ----------

            Total Other Assets                             9,392       8,404
                                                      ----------  ----------

              TOTAL ASSETS                            $  120,356  $  274,810
                                                      ==========  ==========

    LIABILITIES AND STOCKHOLDER'S EQUITY

    CURRENT LIABILITIES:
      Short-term Debt - Affiliated                    $   42,422  $   63,662
      Accounts Payable - Affiliated                        3,539       2,426
      Accounts Payable - Nonaffiliated                    29,158      90,929
      Unearned Revenue                                     1,712       8,319
      Other Liabilities                                    3,668      17,313
                                                      ----------  ----------

            Total Current Liabilities                     80,499     182,649
                                                      ----------  ----------

    DEFERRED CREDITS:                                     11,630      26,583
                                                      ----------  ----------

    STOCKHOLDER'S EQUITY:
      Common Stock, No Par; 1,000 Shares
        Authorized; 294 Shares and 298 Shares
        Issued and Outstanding as of December 31,
        2002 and as of December 31, 2001                       1           1
      Additional Paid-in Capital                          28,226      65,577
                                                      ----------  ----------

            Total Stockholder's Equity                    28,227      65,578
                                                      ----------  ----------

              TOTAL LIABILITIES AND
                STOCKHOLDER'S EQUITY                  $  120,356  $  274,810
                                                      ==========  ==========

The accompanying notes to financial statements are an integral part of these statements.

                                                                Exhibit 8
                                                             Page 5 of 10

                                AEP CREDIT, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                 (in thousands)


                                    Additional                 Total
                           Common    Paid-In    Retained   Stockholder's
                            Stock    Capital    Earnings      Equity
                           ------   ----------  --------   -------------

BALANCE DECEMBER 31, 2000     $1     $94,400    $   -        $ 94,401

Net Contributions (Return)
 of Capital                    -     (28,823)       -         (28,823)

Net Income                     -        -         27,205       27,205

Common Stock Dividends         -        -        (27,205)     (27,205)
                              --    --------    --------     --------

BALANCE DECEMBER 31, 2001     $1    $ 65,577    $   -        $ 65,578

Net Contributions (Return)
 of Capital                    -     (37,351)       -         (37,351)

Net Income                     -        -          8,308        8,308

Common Stock Dividends         -        -         (8,308)      (8,308)
                              --    --------    --------     --------

BALANCE DECEMBER 31, 2002     $1    $ 28,226    $   -        $ 28,227
                              ==    ========    ========     ========

The accompanying notes to financial statements are an integral part of these statements.

                                                                     Exhibit 8
                                                                  Page 6 of 10

                                AEP CREDIT, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                 (in thousands)

                                                        2002           2001
                                                        ----           ----


OPERATING ACTIVITIES:
 Net Income                                          $   8,308    $   27,205
  Adjustments to Reconcile Net Income
   to Net Cash Flows From
   Operating Activities:
     Loss on Sale of Accounts Receivable                 4,060         7,611
     Changes in Assets and Liabilities:
        Accounts Receivable                            151,382     1,065,607
        Deferred Income Taxes                           (1,651)        1,341
        Deferred Credits                               (14,953)         (632)
        Accounts Payable - Affiliated                    1,113         2,199
        Accounts Payable - Nonaffiliated               (61,771)       90,929
        Unearned Revenue                                (6,607)        2,488
        Other Assets                                       663         4,109
        Other Liabilities                               (4,524)        4,818
                                                     ---------    ----------

          Net Cash Flows From
            Operating Activities                        76,020     1,205,675
                                                     ---------    ----------

FINANCING ACTIVITIES:
  Capital Contribution                                  51,264       202,997
  Return of Capital                                    (88,615)     (231,820)
  Change in Short-term Debt                            (21,240)   (1,157,286)
  Payment of Dividends                                 (17,429)      (19,566)
                                                     ----------   ----------

          Net Cash Flows Used For
            Financing Activities                       (76,020)   (1,205,675)
                                                     ---------    ----------

CHANGE IN CASH AND CASH EQUIVALENTS                       -             -
                                                     ---------    ----------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              -             -
                                                     ---------    ----------

CASH AND CASH EQUIVALENTS, END OF YEAR               $    -       $     -
                                                     =========    ==========

SUPPLEMENTARY INFORMATION:

  Cash Paid for Interest                             $   3,418    $   51,341
                                                     =========    ==========

  Cash Paid for Income Taxes                         $   9,458    $   10,679
                                                     =========    ==========

The accompanying notes to financial statements are an integral part of these statements.

                                                             Exhibit 8
                                                          Page 7 of 10

                                AEP CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

AEP Credit, Inc. (AEP Credit or the Company) is a wholly owned subsidiary of AEP Utilities Inc., formerly known as Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP or Parent Company) and was originally formed to purchase without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company's capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP's overall cost of capital is lower. Subsequent to its formation, the Company purchased, without recourse, accounts receivable from certain non-affiliated utility companies. In January 2002, the Company ceased purchasing accounts receivable from non-affiliated electric utilities. Significant accounting policies are summarized below:

Revenue Recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price after providing for an allowance for doubtful accounts and deferred agency fee revenue.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectible.

Retained Interest in Accounts Receivable Sold

AEP Credit maintains a retained interest in the accounts receivable sold. This interest is then pledged as collateral for the collection of the receivables sold.

At the end of each weekly collection period, the aggregate cash collections from accounts receivable are allocated first to pay the commercial paper conduits and banks for receivables previously sold to third parties. If the amount of cash required to make the above payments exceeds the amount collected during the period, the shortfall is paid by AEP Credit. If the cash collected during the period exceeds the amount necessary for the above payments, the excess is credited against the retained interest in accounts receivable sold. AEP Credit's retained interest represents the amount of cash it expects to receive on receivables previously sold less an allowance for anticipated uncollectible accounts.

At December 31, 2002 and 2001, the fair value of the retained interest is recorded at fair value based upon the value of the underlying accounts receivable.

Federal Income Taxes

The Company joins in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries, (AEP System). The allocation of the AEP System's

                                                             Exhibit 8
                                                          Page 8 of 10

current consolidated federal income tax to the System companies is in accordance with Securities and Exchange Commission (SEC) rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System Parent Company is allocated to its subsidiaries with taxable income. With the exception of the loss of the Parent Company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 39% for 2002 and 37% for 2001.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Related Party Transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $766,000 in 2002 and $1,792,000 in 2001.

Fair Value of Accounts Receivable and Short-term Debt

The fair value of accounts receivable and short-term debt approximates the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the 2002 presentation.


2.  REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.


3.  SHORT-TERM DEBT:

On May 30, 2001, AEP Credit ceased issuing commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. Funding needs were replaced by a $1.5 billion variable funding note, which, in turn, was terminated on December 31, 2001 when AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, which expires May 28, 2003, AEP

                                                              Exhibit 8
                                                            Page 9 of 10

Credit sells an interest in the receivables it acquires to the commercial paper conduits and banks and receives cash. This transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities" (SFAS 140). SFAS 140 allows the receivables to be taken off of AEP Credit's balance sheet and allows AEP Credit to repay any debt obligations. AEP has no ownership interest in the commercial paper conduits and does not consolidate these entities in accordance with U.S. GAAP. The Company continues to service the receivables. This off-balance sheet transaction was entered into to allow AEP credit to repay its outstanding debt obligations, continue to purchase the AEP operating companies' receivables, and accelerate its cash collections.

The sale of receivables agreement provided that the banks and commercial paper conduits would purchase a maximum of $600 million of receivables from AEP Credit, of which $454 million was outstanding at December 31, 2002. As collections from receivables sold occur and are remitted, the outstanding balance for sold receivables is reduced and as new receivables are sold, the outstanding balance of sold receivables increases. During 2002, all of the receivables sold represented affiliate receivables. The commitment's new term under the sale of receivables agreement will remain at $600 million until May 28, 2003. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of the receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivables less an allowance for anticipated uncollectible accounts.

Comparative accounts receivable information for AEP Credit:

                                     Year Ended December 31,
                                (in millions, except percentages)
                                        2002          2001
                                        ----          ----

Proceeds from Sale of
 Accounts Receivable                 $ 5,513       $ 1,134

Accounts Receivable
 Retained Interest Less
  Uncollectible Accounts
  and Amounts Pledged
  as Collateral                           75           143

Deferred Revenue from
 Servicing Accounts
 Receivable                                1             5

Loss on Sale of Accounts
 Receivable                                4             8

Average Variable
 Discount Rate                          1.92%         2.28%

Retained Interest if 10%
 Adverse Change in
 Uncollectible Accounts *                 74           142

Retained Interest if 20%
 Adverse Change in
 Uncollectible Accounts *                 72           140


* These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another

                                                                    Exhibit 8
                                                                Page 10 of 10


(for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities

Additional accounts receivable information for AEP Credit:

                                                                                   Face Value
                                                                             Year Ended December 31,
                                                                               2002          2001
                                                                               ----          ----
                                                                                 (in millions)

Retained Interest in Accounts Receivable Sold                               $   92        $  161
Unsold Accounts Receivable                                                      36           123
Allowance for Uncollectible Accounts Retained                                  (17)          (18)
                                                                            ------        ------
         Total Net Balance Sheet Accounts Receivable                           111           266

Customer Accounts Receivable Sold (Affiliate)                                  454           560
Customer Accounts Receivable Sold (Non-Affiliate)                             -              485
                                                                            ------        ------
         Total Accounts Receivable managed                                  $  565        $1,311
                                                                            ======        ======

Net Uncollectible Accounts Written off for the Year Ended
  December 31                                                               $   37        $   62
                                                                            ------        ------


4.  Termination of Purchase Agreements in 2002:

AEP Credit purchases accounts receivable through purchase agreements with affiliated companies and, until the first quarter of 2002, with non-affiliated companies. As a result of the restructuring of electric utilities in the State of Texas, the purchase agreement between AEP Credit and Reliant Energy, Incorporated was terminated as of January 25, 2002 and the purchase agreement between AEP Credit and Texas-New Mexico Power Company, the last remaining non-affiliated company, was terminated on February 7, 2002. In addition, the purchase agreements between AEP Credit and its Texas affiliates AEP Texas Central Company (formerly Central Power and Light Company) and AEP Texas North Company (formerly West Texas Utilities Company) were terminated effective March 20, 2002.


 5. TERMINATION OF FACTORING AGREEMENT:

AEP Credit recorded a gain of $20 million in December 2001 due to the termination of a factoring agreement with an unaffiliated company. The $20 million payment to AEP Credit was made in December 2001.





                                                                                                                  Exhibit 9
                                                                                                               Page 1 of 11
                                        AEP CREDIT, INC.
                                       CHART OF ACCOUNTS
                               Standard Accounts - Quick Reference
                                BALANCE SHEET ACCOUNTS (1310-2831)

                   Description                                                            Account Number
                   -----------                                                            --------------
       Assets
       ------
Cash                                                                                            1310.XXX
       Cash                                                                                     1310.000
Temporary Cash Investments                                                                      1360.XXX
       Temporary Investments                                                                    1360.000
Customer Accounts Receivable                                                                    1420.XXX
       Residual A/R Affiliated                                                                  1420.036
       Contra A/R Affiliated                                                                    1420.037
Other Accounts Receivable                                                                       1430.XXX
       Residual A/R Non-Affiliated                                                              1430.059
       Contra A/R Non-Affiliated                                                                1430.060
Accumulated Provision for Uncollectible Accounts - Cr.                                          1440.XXX
       Uncollectible Accounts-Other Receivables                                                 1440.002
Accounts Receivable from Associated Companies                                                   1460.XXX
       A/R - Associated Co - InterUnit G/L                                                      1460.001
          A/R - Associated Co - InterUnit A/P                                                   1460.009
          Factored A/R - Billed                                                                 1460.022
          Factored A/R - Unbilled                                                               1460.023
Prepayments                                                                                     1650.XXX
       Prepaid Insurance                                                                        1650.001
       Other Prepayments                                                                        1650.006

       Liabilities
       -----------
Common Stock Issued                                                                             2010.XXX
       Common Stock Issued-Affiliated                                                           2010.000
Donations Received from Stockholders                                                            2080.XXX
       Donations Received from Stockholders                                                     2080.000
Unappropriated Retained Earnings                                                                2160.XXX
       Unappropriated Retained Earnings-Unrestricted                                            2160.001
Notes Payable                                                                                   2310.XXX
       Notes                                                                                    2310.001
Accounts Payable                                                                                2320.XXX
          AEP CREDIT Payable to Banks                                                           2320.065
Notes Payable to Associated Companies                                                           2330.XXX
          Corp Borrow Program (NP-Assoc)                                                        2330.000
Accounts Payable to Associated Companies                                                        2340.XXX
          A/P Associated Co - InterUnit G/L                                                     2340.001
       A/P Associated Co - Intercompany                                                         2340.027
       Factored-A/R Charge-Off Limit Fee                                                        2340.028
       A/P Associated Co - AEPSC Bills                                                          2340.029
       A/P Associated Co - InterUnit A/P                                                        2340.030
Taxes Accrued                                                                                   2360.XXX
       Federal Income Tax                                                                       2360.001
       State Income Taxes                                                                       2360.002
         State Franchise Taxes                                                                  2360.012
Interest Accrued                                                                                2370.XXX
       Interest Accrued-Lines of Credit                                                         2370.008





                                                                                                                          Exhibit 9
                                                                                                                       Page 2 of 11
                                                            AEP CREDIT, INC.
                                                            CHART OF ACCOUNTS
                                                   Standard Accounts - Quick Reference
                                             BALANCE SHEET ACCOUNTS (1310-2831) (Continued)

                         Description                                                         Account Number
                         -----------                                                         --------------

       Liabilities (Continued)
       -----------------------
Dividends Declared                                                                               2380.XXX
Dividends Declared - Common Stock-Affiliated                                                     2380.003
Miscellaneous Current and Accrued Liabilities                                                    2420.XXX
          Accrued Audit Fees                                                                     2420.643
Other Deferred Credits                                                                           2530.XXX
       Deferred Revenues-Affiliated                                                              2530.060
       AEP CREDIT Deferred Rev - A/R Sales                                                       2530.078
          Deferred Agency Fees - Affil                                                           2530.090
Accumulated Deferred Income Taxes - Other                                                        283X.XXX
        Accumulated Deferred FIT - Other                                                         2831.001


                                                                                                                  Exhibit 9
                                                                                                               Page 3 of 11

                                                           AEP CREDIT, INC.
                                                          CHART OF ACCOUNTS
                                                  Standard Accounts - Quick Reference
                                                 INCOME STATEMENT ACCOUNTS (4082-9302)

                         Description                                                           Account Number
                         -----------                                                           --------------
       Revenues
       --------

Interest and Dividend Income                                                                       4190.XXX
       Interest Income                                                                             4190.002
Miscellaneous Service Revenues                                                                     4510.XXX
       Misc Service Rev -Revenue Recognition-Assoc                                                 4510.013
       Misc Service Rev - Bad Debt - Assoc                                                         4510.015
       Misc Service Rev - Agency Fee - Assoc                                                       4510.016
       Misc Service Rev - Carrying Cost-Assoc                                                      4510.017
       Misc Service Rev-Credit Line Fee - Assoc                                                    4510.018
       Misc Service Rev-Rev Recognition-NonAssoc                                                   4510.020
       Misc Service Rev - Bad Debt - NonAssoc                                                      4510.022
       Misc Service Rev - Agency Fee - NonAssoc                                                    4510.023
       Misc Service Rev - Carrying Cost - NonAssoc                                                 4510.024
       Misc Service Rev - Credit Line Fee - NonAssoc                                               4510.025

       Expenses
       --------
Taxes Other than Income Taxes - Other Income and Deductions                                        4082.XXX
       State Franchise Taxes                                                                       4082.008
Income Taxes - Utility Operating Income                                                            4091.XXX
       Income Taxes, UOI - Federal                                                                 4091.001
Income Taxes - Other Income and Deductions                                                         4092.XXX
          Inc Tax, Other Inc & Ded - State                                                         4092.002
Provision for Deferred Income Taxes - Utility Operating Income                                     4101.XXX
          Prov Def I/T Util Op Inc-Fed                                                             4101.001
Interest on Debt to Associated Companies                                                           4300.XXX
       Interest to Assoc Co - Money Pool                                                           4300.003
Other Interest Expense                                                                             4310.XXX
       Lines of Credit                                                                             4310.007
Uncollectible Accounts                                                                             9040.XXX
       Uncollectible Accounts                                                                      9040.000
Office Supplies and Expenses                                                                       9210.XXX
          Off Supplies & Expenses - NonAssoc                                                       9210.001
Outside Services Employed                                                                          9230.XXX
       Outside Services Employed - NonAssoc                                                        9230.001
       AEPSC Billed to Client Co                                                                   9230.003
Miscellaneous General Expenses                                                                     9302.XXX
       Miscellaneous General Expense                                                               9302.000
       Corporate & Fiscal Expenses                                                                 9302.003
       Loss on Sale of A/R                                                                         9302.015


                                                                   Exhibit 9
                                                                Page 4 of 11

                                AEP CREDIT, INC.
                          ACCOUNTING SYSTEM PROCEDURES
                          ----------------------------

                                  INTRODUCTION

AEP Credit, Inc. (Credit), a wholly owned subsidiary of AEP Utilities, Inc. (formerly Central and South West Corporation), and an indirect subsidiary of AEP was formed for the purpose of providing a low-cost financing source for utilities through factoring utility accounts receivable (receivables). Credit purchases receivables at a discount enabling its customers to collect their money the same day they deliver its utility service.

Each company selling (factoring) its receivables to Credit has executed a "Purchase Agreement" and an "Agency Agreement" which outlines how the basic transactions take place. The Purchase Agreement and Agency Agreement may be terminated by either party upon 30 days written notice to the other party.

Credit's affiliated customers are Appalachian Power Company (APCo), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Ohio Power Company (OPCo), Kentucky Power Company (KPCo), Kingsport Power Company (KGPCo), Public Service Company of Oklahoma (PSO), and Southwestern Electric Power Company (SWEPCO). The customers are individually known as "Seller" and collectively known as "Sellers."

Credit is authorized to purchase, without recourse, certain receivables arising from the sale and delivery of electricity, gas and other related services in the Seller's ordinary course of business. The price Credit pays the Seller for the receivables is the dollar amount of receivables less a discount (purchase price). The determination of the discount is based upon Credit's cost of financing, the Seller's collection experience and an agency fee.

The Seller has agreed through the Agency Agreement to service, administer and collect such receivables on behalf of Credit. As long as the Seller acts as the agent, Credit agrees to pay the Seller an agent collection fee. Payment of the agent collection fee shall be made simultaneously with collections, by deducting the fee from funds owed to Credit for receivables collected.

The data received from the Seller must be accurate and timely received. Any delays or inaccurate information affects the cash exchanged between the Seller and Credit; therefore, it is critical to Credit's operation that the Seller provide accurate and timely information. The Seller has also agreed to maintain individual customer records that support the factored receivables and the collection of those receivables. These records are available to Credit for examination and analysis.

The following procedures outline the transactions that take place and the accounting for these transactions. The detailed sections describe procedures for Credit as performed by American Electric Power Service Corporation (AEPSC), AEPSC Treasury-Cash Management (AEPSC Cash Management), AEPSC Accounting, AEPSC Regulatory Reporting and the Sellers. As required by Securities Exchange Commission (SEC) Order, Credit utilizes the excess capacity of AEPSC employees to handle its operations.

                                                              Exhibit 9
                                                           Page 5 of 11


                               INITIAL TRANSACTION
The initial transaction between Credit and the Seller is based on the receivables and allowance for bad debts recorded on the Seller's books at an agreed upon date. The amount of receivables purchased by Credit is determined by applying the carrying cost portion and agency fee portion of the discount rate factor to the balance of receivables less the balance of the allowance for bad debts. Credit will remit the net transaction amount to the Seller on the initial transaction date by wire transfer. Credit records on its books the amount of gross receivables and the allowance for bad debts.

                               DAILY TRANSACTIONS

Information Received From Sellers
---------------------------------
Automated Billings
These are the amounts of gross receivables billed by the Seller each day. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the actual billing date. The discounts and purchase price are calculated and verified with the Seller.

Automated Collections
These amounts include all collections of receivables and billing adjustments that change the amounts due from customers. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the collections are processed. The collections are subtracted from the purchase price to determine the net cash transaction for the day and the balance of purchased receivables.


Unbilled Revenues & Estimated Billings Sold
Unbilled revenues represent receivables created by the delivery of electricity to customers which the customer is legally obligated to pay, and is recorded on the customer's meter but has not yet been billed by the Seller. Credit purchases both billed and unbilled receivables as stipulated in the Purchase Agreement.

                                                                  Exhibit 9
                                                               Page 6 of 11

Credit's approach to purchasing unbilled revenues is to purchase on a daily basis a portion of all billing cycles for an upcoming month. When the actual cycle billing occurs, an adjustment is made to that day's transaction for the difference between the amount previously purchased for that cycle and the actual billing. Estimates of unbilled revenues are based upon the Seller's projected billings and historical cycle billings adjusted for any known changes.

Manual Adjustments
Manual adjustments are periodically necessary to correct previous transactions. These adjustments are timely reported to Credit. These amounts are included with the items discussed above in the determination of the purchase price and the net cash transaction for the current day's transaction.

Daily Procedures Performed by AEPSC Cash Management
---------------------------------------------------

Determination of Face Amount Purchased
The dollar amount of receivables purchased by Credit from the Seller is known as the "face amount purchased." The face amount purchased consists of the Seller's daily cycle billings plus daily unbilled revenues minus unbilled revenues previously purchased for the current day's billing cycle.

Determination of Discount Rate
------------------------------

The purchase price Credit pays to the Seller is the face amount purchased, reduced by the discount rate. The discount taken compensates Credit for costs associated with financing and recovering receivables purchased without recourse. Three components determine the discount rate: o carrying cost component o collection experience component o agency fee component Each of these components is described below.

Carrying Cost Component
The carrying cost component compensates Credit for its cost of carrying the receivables it purchases. For purposes of calculating this portion of the discount, Credit assumes certain debt and equity ratios for each Seller, currently as follows:

                  Seller                             Debt              Equity
                  ------                             ----              ------
         Affiliated Companies                          95%                5%

The calculation of this component consists of three factors:

o Debt factor - Compensates Credit for its interest cost in obtaining funding from external sources. The calculation consists of multiplying the daily interest cost incurred by Credit by the appropriate debt ratios.

                                                                   Exhibit 9
                                                                Page 7 of 11

o Equity factor - Provides a return to Credit for the equity that is provided by AEP Utilities, Inc. The calculation consists of multiplying the allowed return on equity by the appropriate equity ratios and then dividing by the tax effect (1 - tax rate) to allow for income taxes. The return on equity that the SEC allows for the purchase of retail receivables is based on the allowed equity returns of the Seller as approved by its respective state commission. For affiliated wholesale receivables, the SEC allows Credit a return on equity equal to the weighted average retail returns on equity for the affiliate companies.

o Average days outstanding factor - Average days outstanding are computed for each state jurisdiction and further broken down by retail and wholesale designation. The average days outstanding is calculated and reset monthly on the fifth business day by dividing the average daily balance of outstanding receivables by average receivables purchased per day, based on the previous month's transactions.

The carrying cost component is determined by adding the debt factor and the equity factor to determine the overall annual carrying cost charge. This annual carrying cost charge is divided by 365 to get a daily rate which is then multiplied by the average days outstanding factor to determine the carrying cost component.

Collection Experience Component
The collection experience component compensates Credit for uncollectible receivables and is calculated and reset monthly on the fifth business day. The component is calculated by dividing the net amount of receivables charged-off over the last 12 months by the amount of receivables purchased for the same time period. The net amount of receivables charged-off is the dollar amount charged-off as uncollectible less any recoveries previously charged-off plus an excess of 90-day past due receivables (90-day surcharge). The 90-day surcharge penalizes the Seller's failure to charge-off a receivable by adding excessive aged accounts to the collection experience factoring rate.

Agency Fee Component
The agency fee component provides Credit with additional protection from excessive charge-offs. At the time receivables are purchased, 2% of the face amount purchased is withheld from the Seller until collection. Upon collection of the receivables, Credit returns the 2% held back to the Seller. If the Seller's net charge-offs become excessive, the portion of the net monthly charge-off that exceeds the charge-off limit will be withheld for 12 months. The charge-off limit is 1% of the sum of the last 12 months' collections divided by 12.

Daily Transactions Summary
--------------------------
The face amount purchased from the Seller is multiplied by the discount rate to get the discount amount. The total discount amount is subtracted from the total face amount purchased resulting in the price Credit pays the Seller for the receivables. The amount collected from the customers is subtracted from the purchase price to get the net cash transaction for the day.

                                                                  Exhibit 9
                                                               Page 8 of 11

The amount billed, purchase price, amount collected and net cash transactions are confirmed with the Seller. The net cash transactions are then authorized to be wire transferred between the bank accounts of the Seller and Credit. Cash transactions are netted to avoid multiple daily wires between Credit and the Seller.

                               OTHER TRANSACTIONS

Determination of Carrying Cost Variance Payment
-----------------------------------------------
On the fifth business day of each month, the charges assessed the Seller are adjusted through the Carrying Cost Variance Payment. At month-end Credit calculates the carrying cost revenue that is recognized for the current month and compares it to the incurred service fee. The service fee is calculated by multiplying the daily outstanding receivables balances by the daily financing rate incurred by Credit.

If the carrying cost revenue recognized is greater than the service fee, Credit owes the Seller the excess carrying cost revenue collected. If the carrying cost revenue recognized is less than the service fee, the Seller owes Credit additional carrying cost revenue. This transaction takes place on the fifth business day of each month along with the change to the average days outstanding factor and the collection experience component.

                               MONTHLY ACCOUNTING

Monthly accounting for Credit is done by AEPSC Accounting. Accounting is based on information received primarily from AEPSC Cash Management.

Information From AEPSC Cash Management
--------------------------------------
Monthly Summary of Daily Factoring Transactions
These summaries include daily gross receivables purchased, the purchase price, discounts, collections and the daily receivables balance for each Seller by state jurisdiction and further broken down by retail and wholesale designation. Also included are cash transactions.

Allocation Factors
AEPSC Cash Management also calculates allocation factors based on average receivables balances for each Seller during the month by state jurisdiction and further broken down by retail and wholesale designation as a percentage of the total of all balances held by Credit. Allocation factors are used to allocate interest expense, interest income, legal fees and other transactions not allocable to a specific Seller.

Unearned Revenues
The discount factor applied to receivables includes a carrying cost for an assumed number of days until collection (average days outstanding). A part of the carrying cost associated with receivables factored toward month-end will not be actually incurred by Credit until the following month. This creates a mismatch between current month carrying cost revenues and carrying cost expenses. Therefore, Credit defers a portion of the carrying cost discount as unearned discount revenues.

                                                                     Exhibit 9
                                                                  Page 9 of 11

The calculation of unearned discount revenues is done at the end of the month by AEPSC Cash Management for each Seller and provided to AEPSC Accounting. This information is also provided to the Seller, which recognizes the amount as prepaid factoring costs.

Bad Debt Write-offs and Collections
Pursuant to the Agency Agreement, the Seller uses its best efforts in processing and collecting factored receivables as an agent for Credit. The Seller is empowered, as necessary, to employ collection agencies or other third parties to collect delinquent receivables.

Each month, the Seller recommends to Credit the amount of retail and wholesale receivables by state jurisdiction to be written-off as uncollectible. Also, each month any amounts collected on accounts previously written-off are reported by the Seller. The amount recovered is netted against the gross write-offs for the month when determining the collection experience component and when booking bad debts.

Explanation of any Manual Adjustments
At the end of the month, AEPSC Cash Management provides AEPSC Accounting with copies of all pertinent information explaining any unusual manual adjustments made during the month.

Summary of Cash Transactions
These summaries include all daily cash receipts and disbursements along with daily balances that have been verified to the bank balances. These summaries provide additional information on actual cash receipts and disbursements for the preparation of any necessary journals.

Interest and Other Accruals
AEPSC Cash Management calculates and provides to AEPSC Accounting the amount of interest expense, credit line fees, prepaid interest, interest income and any other costs associated with short-term borrowings and investments to be recorded during the month.

Capitalization Balances
Daily balances of short-term borrowings and AEP Utilities, Inc. equity are maintained by AEPSC Cash Management. This information is used to ensure that stipulated equity requirements are being met and all related equity transactions are properly recorded on the accounting records.

Miscellaneous Cash Items
AEPSC Cash Management provides details on any change in cash procedures that affect transactions that should be reflected in the monthly financial statements.

Information From Other Sources
------------------------------
Although most of the information needed monthly by AEPSC Accounting is provided by AEPSC Cash Management, some information is obtained from other sources as necessary. Two primary examples are the service billings from AEPSC provided by AEPSC Accounting, and the franchise tax and income tax information, including accruals, estimates and payments provided by the AEPSC Tax Department.

                                                                 Exhibit 9
                                                             Page 10 of 11

Preparation of Monthly Summary and Journal Entries
--------------------------------------------------
Each month AEPSC Accounting prepares all journal entries from the information received and enters all journal entries into the general ledger system. Recurring journal entries are listed below.

Journal               Journal Entry
 Entry                 Description
-------               -------------

2_PSO                 Public Service Company of Oklahoma Monthly Activity
3_SEP                 Southwestern Electric Power Company Monthly Activity
5_APCO                Appalachian Power Monthly Activity
7_CSP                 Columbus Southern Power Monthly Activity
9_BDCO                Bad Debt Charge-Offs
10_EQUITY             Net Change in Equity
(system generated)    Short-Term Debt and Interest Expense/Payment
(system generated)    AEPSC Monthly Billing to Affiliates
15_REVREC             Accrue Revenue Recognition Adjustment
17_CLFEE              Credit Line Fees Expense
(system generated)    Record Tax Accrual
(system generated)    Record Tax Payment
(system generated)    Record Dividend Payment to AEP Utilities, Inc.
21_DIVACC             Record Dividend Accrual to AEP Utilities, Inc.
22_TAX                Record Federal Income Tax Expense
(system generated)    Record AEPSC Invoice Payment
(system generated)    Record Credit Line Fees Payment
29_CCVP               Accrue Carrying Cost Variance Payment
30_AGENCY             2% Bad Debt Charge-Offs
34_IMP                Indiana-Michigan Power Monthly Activity
35_KPCO               Kentucky Power Monthly Activity
36_OPCO               Ohio Power Monthly Activity
37_KGP                Kingsport Power Monthly Activity
40_FACFEE             Facility Fees Payment
46_ARSALE             Record Sale of A/R to Outside Conduits

                                                                 Exhibit 9
                                                             Page 11 of 11

Other non-recurring journal entries are prepared as necessary.

After journal entries have been entered into the general ledger system, a trial balance is generated and reviewed by AEPSC Accounting and AEPSC Cash Management. Discrepancies, if any, are generally resolved during the review and adjusting or correcting journal entries are prepared and entered by AEPSC Accounting.

                               QUARTERLY REPORTING

AEPSC Regulatory Reporting prepares all internal and external financial reports for Credit based on final trial balance information received from AEPSC Accounting. Pursuant to the 1935 Act, Rule 24, a filing is made with the SEC on behalf of Credit within 45 days after the close of the calendar quarter.

                                ANNUAL REPORTING

Each year the financial records of Credit are reviewed by an independent accounting firm. An annual report for Credit is then issued and distributed to certain Sellers, the SEC and certain financial institutions.